UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33816

Nuverra Environmental Solutions, Inc.
(Exact name of registrant as specified in its charter)

14624 N. Scottsdale Road, Suite #300, Scottsdale, Arizona (602) 903-7802
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share, cancelled in connection with Nuverra Environmental Solutions, Inc.’s emergence from bankruptcy on August 7, 2017
(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share, and Warrants to purchase Common Stock, with an exercise price of $39.82, issued by Nuverra Environmental Solutions, Inc. after August 7, 2017 when it emerged from bankruptcy

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None.*

*
Nuverra Environmental Solutions, Inc.’s (the “Company”) old common stock, par value $0.001 per share, was cancelled upon the Company’s emergence from its chapter 11 bankruptcy proceedings on August 7, 2017. Pursuant to the Company’s plan of reorganization, on August 7, 2017, the Company issued new shares of common stock, par value $0.01 per share, which is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and is subject to the reporting requirements thereunder pursuant to Section 13(a).

Pursuant to the requirements of the Securities Exchange Act of 1934, Nuverra Environmental Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
Date:	September 6, 2017	By:	/s/ Joseph M. Crabb
Name: Joseph M. Crabb Title: Executive Vice President and Chief Legal Officer